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                                                  January 8, 2001


VIA EDGAR AND COURIER

Elaine Wolff, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549

     Re:  c-quential, Inc.
          Registration Statement on Form S-1 originally filed May 10, 2000, amended July 25, 2000, September 7, 2000, September 25, 2000, October 11, 2000, October 20, 2000 and October 24, 2000
          File No. 333-36652 (the "Registration Statement")
          -----------------------------------------------------------------

Dear Ms. Wolff:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, we hereby make application to withdraw the above-referenced Registration Statement. The grounds upon which this application is made are the existence of adverse market conditions with respect to the offering contemplated by the Registration Statement.

     If you should have any questions about this letter, please call the undersigned at +41 1-722-89-21 or Robert Whalen of Goodwin, Procter & Hoar at
(617) 570-1394.

                                        Sincerely,

                                        /s/ Rudolf Fischer
                                        -------------------------------------
                                        President and Chief Executive Officer
                                        On behalf of c-quential, Inc.

cc:  Mr. Jack Lavin
     Stuart M. Cable, P.C.
     Robert P. Whalen, Jr., P.C.